SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON CORPORATION
SAVINGS PLAN
(Full Title of Plan)

(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2023 and 2022
(With Report of Independent Registered
Public Accounting Firm Thereon)

FIRST HORIZON CORPORATION SAVINGS PLAN	1	2023 FORM 11-K ANNUAL REPORT

Note:    All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FIRST HORIZON CORPORATION SAVINGS PLAN	2	2023 FORM 11-K ANNUAL REPORT

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants
First Horizon Corporation Savings Plan
Memphis, Tennessee
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the First Horizon Corporation Savings Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The schedule of assets (held at end of year) as of December 31, 2023 (referred to as the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Mayer Hoffman McCann P.C.
We have served as the Plan’s auditors since 2010.
Memphis, Tennessee
June 27, 2024

FIRST HORIZON CORPORATION SAVINGS PLAN	3	2023 FORM 11-K ANNUAL REPORT

Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments – at fair value: (Notes 2 and 8)
First Horizon Corporation, common stock fund	$98,104,952	$171,188,131
Mutual funds	61,423,879	52,237,576
Stable value fund (common/collective trust)	70,560,663	79,559,919
Common/collective trust funds	652,920,210	553,371,762
Self directed brokerage account	79,256,612	58,226,738
Total investments – at fair value	962,266,316	914,584,126
Cash	595,754	788,586
Receivables:
Employer contributions	1,373,528	1,586,482
Notes receivable from participants	15,503,390	14,169,409
Total receivables	16,876,918	15,755,891
Total assets	979,738,988	931,128,603
Liabilities:
Expense accrual	—	—
Total liabilities	—	—
Net assets available for benefits	$979,738,988	$931,128,603

See accompanying notes to financial statements.

FIRST HORIZON CORPORATION SAVINGS PLAN	4	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation in investments	$60,526,217
Interest and dividend income	6,178,765
Net investment income (loss)	66,704,982
Interest income on notes receivable from participants	706,617
Contributions:
Participants	50,491,920
Employer	35,098,892
Rollovers	2,399,781
Total contributions	87,990,593
Total additions	155,402,192
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	105,609,143
Administrative expenses	1,182,664
Total deductions	106,791,807
Net increase	48,610,385
Net assets available for benefits:
Beginning of year	931,128,603
End of year	$979,738,988

See accompanying notes to financial statements.

FIRST HORIZON CORPORATION SAVINGS PLAN	5	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 1—PLAN DESCRIPTION	December 31, 2023 & 2022
(1)    Plan Description
The following description of First Horizon Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon Corporation and certain affiliates (the “Company” or “Plan Sponsor”) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Since inception, the Plan document has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. State Street Bank and Trust Company serves as trustee of the Plan and Transamerica Retirement Solutions Corporation (“Transamerica”) serves as recordkeeper of the plan.
(a)    Contributions
Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make Pre-tax and Roth contributions (from 1% to 50% of eligible pay) and other after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.
Automatic savings plan enrollment deferrals for new hires, rehires, and newly eligible enrollees is 3% of eligible pay.
The Company makes three types of contributions on behalf of participants to the Plan:

Company matching contributions - After one year of service all participants are eligible for matching contributions. All participants receive 100% matching of the first 1% to 6% of participant pre-tax, catch-up, and Roth 401(k) contributions. These contributions will be invested according to a participant’s current investment elections. Matching contributions are subject to a three-year cliff vesting schedule.
Company savings contributions - The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. These contributions are 100% vested at all times.
Employer Non-Elective Contributions (“ENECs”) - The Company may also make ENECs for employees not participating in the Management Bonus program provided by the Company. ENECs, which are based upon the Company’s performance from the previous year, are determined annually as a percentage of an eligible participant’s eligible earnings. These contributions are subject to a two-year cliff vesting schedule at which point they become 100% vested.

FIRST HORIZON CORPORATION SAVINGS PLAN	6	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 1—PLAN DESCRIPTION	December 31, 2023 & 2022
(b)    Payment of Benefits
On termination of service due to death, disability, retirement or termination of service for other reasons, a participant or beneficiary may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account, or a direct rollover into an eligible retirement plan, as defined. Qualified retirees are also given the option of partial distributions. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and vested ENECs at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their vested account. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the First Horizon Corporation Common Stock Fund may be received in the form of cash or shares of Company common stock.
(c)    Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses. Additionally, each participant’s account is charged a fixed amount per quarter towards the Plan’s recordkeeping expenses as well as with an allocation for asset management fees, amounts paid to other service providers, and remaining recordkeeping costs. Allocations are based upon participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
(d)    Vesting
Participants are vested immediately in their personal contributions, plus actual earnings thereon. Company matching contributions are subject to a three-year cliff vesting schedule. ENEC contributions are subject to a two-year cliff vesting schedule at which point the contributions become 100% vested.
(e)Forfeited Accounts
At December 31, 2023 forfeited nonvested accounts totaled $10,005 and $13,514 for December 31, 2022. Forfeited amounts may be reallocated to eligible participants based upon eligible compensation as defined by the Plan document, used to offset employer contributions, be applied to restore participant’s nonvested account upon timely exercise of a buy-back right, or be applied towards expenses of the administration of the Plan and its related trust. Previously forfeited amounts totaling $0 were applied towards expenses of the administration of the Plan during 2023 and $225,675 were applied towards employer contributions during 2023.
(f)    Notes Receivable from Participants
Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 12 to 60 months and primary residence loan terms range from 12 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th day of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. At December 31, 2023, interest rates ranged from 3.25% to 8.5%. Principal and interest is generally paid ratably through payroll deductions.

FIRST HORIZON CORPORATION SAVINGS PLAN	7	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 1—PLAN DESCRIPTION	December 31, 2023 & 2022
Participants may have either two general purpose loans outstanding or one general purpose loan and one primary residence loan. A participant is not eligible to receive more than one primary residence loan and one loan for any other purpose in any twelve-month period.

FIRST HORIZON CORPORATION SAVINGS PLAN	8	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 2—ACCOUNTING POLICIES SUMMARY	December 31, 2023 & 2022
(2)    Summary of Significant Accounting Policies
(a)    Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.
(b)    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)    Investment Valuation and Income Recognition
Investments in mutual funds are recorded at fair value based on the funds’ reported closing net asset values as of the last business day of the year. The mutual funds held by the Plan are deemed to be actively traded. The investment in the stable value fund and the common/collective trust funds are valued at the closing net asset values determined by the trustees of such funds based upon the fair value of the underlying securities held by a fund less its liabilities. The stable value fund and the common/collective trust funds provide for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirement. The First Horizon Corporation Common Stock Fund is accounted for on a unit accounting basis for which the investment is stated at the closing net asset value determined by the Plan’s trustee as of the last business day of the year.
Investments held in the self-directed brokerage account constitute a broad array of stocks, mutual funds, and money market funds. Fair value of these investments are determined using observable, market-based inputs such as data from Interactive Data. There were no changes in the valuation methodologies used at December 31, 2023 and 2022.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair value. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income (loss) includes unrealized and realized appreciation and depreciation of investments.
(d)    Contributions
Participant and employer contributions are recognized when earned. Rollovers are recognized when received.

FIRST HORIZON CORPORATION SAVINGS PLAN	9	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 2—ACCOUNTING POLICIES SUMMARY	December 31, 2023 & 2022
(e)    Benefit Payments
Benefits paid to participants or beneficiaries are recognized when paid.
(f)    Administrative Expenses
Administrative expenses are recognized when incurred. Certain Plan expenses are paid by the Plan Sponsor and not included in the financial statements. Certain investment expenses are included in net depreciation in investments.
(g)    Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

FIRST HORIZON CORPORATION SAVINGS PLAN	10	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTES 3–5—RISKS, CONCENTRATIONS, PLAN TERMIN.	December 31, 2023 & 2022
(3)    Risks and Uncertainties
Investments, including the First Horizon Corporation common stock fund, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in their fair value could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(4)    Concentration of Participant Investments
The Plan has a significant portion of its assets invested in BlackRock Equity Index Fund and First Horizon Corporation common stock fund. The investment in the BlackRock Equity Index Fund approximates 18% and 16% as of December 31, 2023 and 2022, respectively. The investment in the First Horizon Corporation common stock fund approximates 10% and 19% of the Plan’s net assets available for benefits as of both December 31, 2023 and 2022, respectively.
(5)    Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

FIRST HORIZON CORPORATION SAVINGS PLAN	11	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTES 6 & 7—TAX STATUS & RELATED PARTIES	December 31, 2023 & 2022
(6)    Tax Status of Plan
The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated August 21, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2020.
(7)    Related-Party and Party-in-Interest Transactions
State Street Bank and Trust Company manages the Plan’s shares of First Horizon Corporation common stock fund and mutual funds and common/collective trust funds. First Horizon Corporation is the Plan Sponsor. State Street Bank and Trust Company is the trustee. Therefore, these transactions with First Horizon Corporation and State Street Bank and Trust Company qualify as party-in-interest transactions. Administrative fees paid to these parties and other service providers which qualify as parties-in-interest total $1,182,663 for 2023.
The Company also provides the Plan with certain management and administrative services for which no fees are charged.

FIRST HORIZON CORPORATION SAVINGS PLAN	12	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 8—FAIR VALUE MEASUREMENTS	December 31, 2023 & 2022
(8)    Fair Value Measurements
Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, as applicable, the Plan’s investments at fair value as of December 31, 2023:
Investments at Fair Value
As of December 31, 2023

	Level 1	Level 2	Level 3	Total
Company common stock fund	$98,104,952	$—	$—	$98,104,952
Mutual funds	61,423,879	—	—	61,423,879
Self-directed brokerage account	79,256,612	—	—	79,256,612
Total investments in fair value hierarchy	238,785,443	—	—	238,785,443
Stable value fund*				70,560,663
Common/collective trust fund*				652,920,210
Total investments at fair value	$238,785,443	$—	$—	$962,266,316

* Refer to table footnote on next page.

FIRST HORIZON CORPORATION SAVINGS PLAN	13	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 8—FAIR VALUE MEASUREMENTS	December 31, 2023 & 2022
The following table sets forth by level, within the fair value hierarchy, as applicable, the Plan’s investments at fair value as of December 31, 2022:
Investments at Fair Value
As of December 31, 2022

	Level 1	Level 2	Level 3	Total
Company common stock fund	$171,188,131	$—	$—	$171,188,131
Mutual funds	52,237,576	—	—	52,237,576
Self-directed brokerage account	58,226,738	—	—	58,226,738
Total investments in fair value hierarchy	281,652,445	—	—	281,652,445
Stable value fund*				79,559,919
Common/collective trust fund*				553,371,762
Total investments at fair value	$281,652,445	$—	$—	$914,584,126

*    Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits. Such investments have no redemption restrictions or unfunded commitments and redemptions of these investments may occur each business day.

FIRST HORIZON CORPORATION SAVINGS PLAN	14	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
Notes to Financial Statements	NOTE 9—SUBSEQUENT EVENTS EVALUATION	December 31, 2023 & 2022
(9)    Subsequent Events Evaluation
The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.

FIRST HORIZON CORPORATION SAVINGS PLAN	15	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Number: 002
EIN: 62-0803242
December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Cost	Current value
	Schwab Personal Choice Retirement Account	Self-Directed Brokerage Account	(1)	$79,256,612
	Invesco Stable Value Trust Class B1	Common/collective stable value fund	(1)	70,560,663
	BlackRock LifePath Index 2025 L	Common/collective trust fund	(1)	43,678,250
	BlackRock LifePath Index 2030 L	Common/collective trust fund	(1)	51,138,455
	BlackRock LifePath Index 2035 L	Common/collective trust fund	(1)	50,065,190
	BlackRock LifePath Index 2040 L	Common/collective trust fund	(1)	37,661,811
	BlackRock LifePath Index 2045 L	Common/collective trust fund	(1)	39,969,262
	BlackRock LifePath Index 2050 L	Common/collective trust fund	(1)	21,932,976
	BlackRock LifePath Index 2055 L	Common/collective trust fund	(1)	13,213,706
	BlackRock LifePath Index 2060 L	Common/collective trust fund	(1)	9,071,729
	BlackRock LifePath Index 2065 L	Common/collective trust fund	(1)	1,819,403
	BlackRock LifePath Index Retirement L	Common/collective trust fund	(1)	30,587,901
	BlackRock US Debt Index Fund	Common/collective trust fund	(1)	19,218,509
	BlackRock MSCI ACWI ex-US Index F	Common/collective trust fund	(1)	26,100,382
	BlackRock Russell 2500 Index Fund	Common/collective trust fund	(1)	29,696,180
	BlackRock Equity Index Fund	Common/collective trust fund	(1)	175,848,501
****	BlackRock Total Return Bond Fund T	Common/collective trust fund	(1)	18,810,038
**	Wedge SMID Cap Value CIT	Common/collective trust fund	(1)	28,933,668
**	William Blair Small-Mid Cap Growth CIT	Common/collective trust fund	(1)	23,673,001
***	Loomis Sayles TR Co LLC	Common/collective trust fund	(1)	31,501,249
		Total common/collective trust funds		802,737,486
*****	Dodge & Cox International	Mutual fund	(1)	8,827,043
***	T. Rowe Price Instl Large Cap Equity	Mutual fund	(1)	31,501,249
*****	Harding Loevner International Equity	Mutual fund	(1)	16,393,078
****	PIMCO Diversified income fund	Mutual fund	(1)	4,702,509
		Total mutual funds		61,423,879
*	First Horizon Corporation	First Horizon Corporation common stock fund, 7,383,672.75 units	(1)	98,104,952
*	Participant Loans	Loan fund, interest rates ranging from 3.25% to 8.5%, collateralized by participants' right, title, and interest in and to the Plan, maturity dates range from 2023-2033.	(1)	15,503,390
				$977,769,707

*	Indicates party-in-interest to the Plan.
**	Presented in the aggregate to participants as the US SMID CAP Growth Fund.
***	Presented in the aggregate to participants as the US Large Cap Equity Fund.
****	Presented in the aggregate to participants as the Fixed Income Option Fund.
*****	Presented in the aggregate to participants as the Non-US Equity Fund.
(1)	Cost information is omitted for Plan assets which are participant-directed.
See accompanying report of independent registered public accounting firm.

FIRST HORIZON CORPORATION SAVINGS PLAN	16	2023 FORM 11-K ANNUAL REPORT

FIRST HORIZON CORPORATION SAVINGS PLAN
EXHIBITS AND SIGNATURES
Exhibits

The following document is filed as an exhibit to this Form 11-K:

23.1    Consent of Independent Registered Public Accounting Firm
[Mayer Hoffman McCann P.C.]

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Compensation Committee of the First Horizon Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON CORPORATION SAVINGS PLAN

Date: June 27, 2024    By:    /s/ Tanya L. Hart
    Tanya L. Hart
    Member of the Pension, Savings and Flexible Compensation Committee

FIRST HORIZON CORPORATION SAVINGS PLAN	17	2023 FORM 11-K ANNUAL REPORT